SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE TO THE SHAREHOLDERS

Under the terms of CVM Instruction no. 358/02, as amended, Gol Linhas Aéreas Inteligentes S.A. (“Company”) hereby informs to its shareholders and to the public that its Board of Directors, at a meeting held on May 28, 2014, approved an increase in the capital stock of the Company, within the limits of the authorized capital, in accordance with article 6 of the Company’s Bylaws, in the amount of R$ 185,754,244.80 (one hundred eighty five million, seven hundred fifty four thousand, two hundred forty four reais and eighty cents), increasing the capital stock of the Company from R$ 2,501,652,973.35 (two billion, five hundred and one million, six hundred fifty two thousand, nine hundred seventy three reais and thirty five cents) to R$ 2,687,407,218.15 (two billion, six hundred eighty seven million, four hundred and seven thousand, two hundred and eighteen reais and fifteen cents), upon the issuance of 6,779,352 (six million, seven hundred seventy nine thousand, three hundred fifty two) preferred shares (“Capital Increase”).

The Capital Increase seeks to optimize the Company’s capital structure, strengthen the Company’s capital structure and equity, keep its growth plan and goals both on the short and long term and perform other investments required and essential for the sustainable growth of the Company and for generation of value to its shareholders.

The Capital increase is also intended to allow the investment of R$ 116,357,388.00 (one hundred sixteen million, three hundred fifty seven thousand, three hundred eighty eight reais) by Air France – KLM S.A. (“Air France KLM”) in the Company, upon the subscription of part of the Capital Increase. Such subscription will be performed upon the assignment to Air France KLM, by Fundo de Investimento em Participações Volluto (“FIP Volluto”), the controlling shareholder of the Company, of its preemptive within the Capital Increase. Considering the equity held by FIP Volluto in the Company, Air France KLM shall have the right to subscribe for 4,246,620 (four million, two hundred forty six thousand, six hundred and twenty) preferred shares of the Company in the Capital Increase, which will represent an equity of approximately 1.5% (one and a half percent) of its capital stock in preferred shares, as indicated in the Relevant Fact disclosed by the Company in February 19, 2014 (“Investment”).

The terms of the Capital Increase are as follows:

1.         Total Amount of Capital Increase:  R$ 185,754,244.80 (one hundred eighty five million, seven hundred fifty four thousand, two hundred forty four reais and eighty cents), being such amount totally allocated to the capital stock of the Company.

2.         Number of shares issued: 6,779,352 (six million, seven hundred seventy nine thousand, three hundred and fifty two) preferred shares. The shareholders of the Company may subscribe 0.024498888 preferred shares arising out of the Capital Increase for each share held by them, which corresponds to the proportional interest held by the shareholder in the capital stock, excluding treasury shares.

3.         Type of Share: preferred shares, with no face value, of registered type, identical, in all aspects, to those already outstanding. No common shares will be issued in the Capital Increase.

4.         Issuance Price: the issuance price was fixed at R$ 27.40 (twenty seven reais and forty cents) per share.

5.         Justification of the Issue Price: the issuance price of the Capital Increase shares was fixed, without unjustified dilution for the current shareholders of the Company, in accordance with article 170, paragraph 1st, of the Corporations Act. In order to determine the issuance price, the Company’s management took into consideration all the information available on the prices traded on the market, the methodologies permitted by article 170, paragraph 1, of Brazilian Law No. 6,404/1976, as amended (“Brazilian Corporations Act”), and the appraisal report for determining the economic value of the Company’s shares, prepared by Apsis Consultoria Empresarial Ltda. (“Appraisal Report”).  The Company’s management has also considered the particular details of the Capital Increase, which aims at allowing Air France KLM’s investment, by means of the subscription of preferred shares performed upon the assignment of preemptive rights of the shareholder FIP Volluto. The Company’s management has concluded using the price of the Company’s shares listed in stock exchanges, or using the equity value of the Company’s shares, as reference for determining the issuance price in the Capital Increase is not the most appropriate methodology, given the adverse conditions of the international stock market and the absence of a clear relation, in case of the Company, between such values and the intrinsic value of the Company’s activities. The Company’s management deemed that the profitability perspective of the Company, used in the Appraisal Report, is the most appropriate methodology for determining the issuance price because it reflects the intrinsic value of the Company’s activities. In addition to that, establishing the issuance price at R$ 27.40 (twenty seven reais and forty cents), which is within the range established in the Appraisal Report, will permit the Company to fulfill the conditions required for the investment by Air France KLM. Due to the above explained reasons, the Board of Directors of the Company has decided to approve the issuance price of R$ 27.40 (twenty seven reais and forty cents), in accordance with article 170, 1st paragraph of the Brazilian Corporations Act, based on the profitability perspective of the Company and considering the price range determined in the Appraisal Report.

6.         Payment Terms: in cash, in Brazilian currency, upon the subscription and payment of the issuance price.

7.         Destination of Proceeds: the proceeds obtained in the Capital Increase shall be used to fund the increase of the international presence of the Company, and also in the expansion of the local connectivity and infrastructure to passengers arriving from abroad.

8.         Dilution: The dilution to shareholders that do not subscribe for any shares during the Capital Increase subscription period shall be of 2,39130447%, considering the subscription and payment of all shares of the Capital Increase, and of 1,511427936%, considering the subscription and payment of the Minimum Subscription (as defined below).

9.         Holders of ADRs: the Directors have decided that, in order to guarantee the timely conclusion of the Capital Increase as agreed with Air France KLM, preemptive rights shall not be granted to holders of American Depositary Receipts (“ADRs”) issued by the Company, as permitted by the deposit agreement related to the ADRs.

10.       Subscription Right: shareholders of the Company on May 29, 2014 shall be entitled to subscribe for new shares. After and including May 30, 2014, the shares shall be traded ex-preemptive right for subscription.

11.       Assignment of Rights: the shareholders who hold shares of the Company that are bookkept by Banco Itaú Unibanco S.A. that wish to assign their preemptive rights in the subscription of the new shares (including the right to subscribe for remaining shares), will be entitled to do so at one of the specialized branches of Banco Itaú Unibanco S.A. The shareholders that exercised their preemptive rights will not be entitled to assign their rights to subscribe for remaining shares. The shareholders whose shares are held in custody by BM&FBOVESPA (“Trustee Entity”) shall refer to their custodian agents.

12.       Subscription procedures: the shareholders who holds shares of the Company that are bookkept by Banco Itaú Unibanco S.A. that wish to exercise their preemptive in the subscription of the new shares, shall seek specialized branches of Banco Itaú Unibanco S.A. to subscribe for the new shares upon execution of the applicable subscription list (boletim de subscrição) and paying the applicable price. The subscription period shall be from June 4, 2014 until and including July 4, 2014. The shareholders whose shares are held by the Trustee Entity shall exercise their respective rights through their custody agents and in accordance with the rules set forth by the Trustee Entity, in accordance with the terms and conditions thereof. The shareholders shall indicate their interest in reserving eventual remaining shares in the applicable subscription list (boletim de subscrição). The shareholder who, during the subscription period, elected to subscribe remaining shares, shall seek a branch of Banco Itaú Unibanco S.A. specialized in attending shareholders. The shareholders who hold shares held by the Trustee Entity shall exercise their respective rights through custody agents and in accordance with the rules set forth by the Trustee Entity, in compliance with the terms established in this Notice.

13.       Remaining shares: In the event the shares issued in the Capital Increase are not fully subscribed for after the expiration of the term provided for the exercise of the preemptive rights, the Company shall promote an apportionments of remaining shares (rateio de sobras), in accordance with article 171, §7, “b”, of the Brazilian Corporation Act. If this attempt fails, the Company shall not perform an auction of the remaining shares (leilão de sobras) and shall partially confirm (homologação parcial) the Capital Increase upon cancellation of the remaining shares, provided that the subscribed amount reaches R$ 116,357,388.00 (one hundred sixteen million, three hundred fifty seven thousand, three hundred and eighty eight reais) (“Minimum Subscription”). In the event of apportionment of remaining shares (rateio de sobras), the shareholders who express their interest in the remaining shares in the applicable subscription list (boletim de subscrição), shall have 5 (five) business days from the Notice to the Market by the Company informing the related subscription of remaining shares. If the subscription amount fails to reach the Minimum Subscription, the Company shall perform an auction of the remaining shares (leilão de sobras) in accordance with article 171, §7, “b”, of the Brazilian Corporation Act.

14.       Partial Confirmation: after the subscription and payment of the Capital Increase, including the apportionment of remaining shares (rateio de sobras), as described above, in case the amount of the Capital Increase is not reached and the amount of the Minimum Subscription is reached, the Company shall not perform an auction of the remaining shares (leilão das sobras) and the Company shall call a new Meeting of the Board of Directors to confirm the partial Capital Increase.

In relation to the possibility of partial confirmation of the Capital Increase and seeking to ensure to the shareholders who wish to subscribe part of the Capital Increase may, upon exercising the subscription right, condition their investment decision on the final terms of the Capital Increase, each shareholder will be entitled to, by the time of the subscription, condition the subscription of the capital increase it is entitled: (i) to the subscription of the total amount of the Capital Increase; (ii) to the subscription of a certain minimum amount of the Capital Increase, provided that such amount is not less than the Minimum Subscription amount; (iii) to the receipt of the total amount of the subscribed shares, or (iv) to the receipt of only such minimum number of shares as may be necessary to keep holding their respective interest in the Company’s capital stock.

The shareholders wishing to exercise the rights provided in the above paragraph shall be required to do it upon election in the proper space in the subscription list (boletim de subscrição), informing: (a) if such subscription is conditioned to the subscription of the total amount of the Capital Increase; or (b) the minimum amount of the Capital Increase to perform its respective subscription, which may not be less than the Minimum Subscription, and may not exceed the amount of the Capital Increase approved by the Company; or (c) one of the following alternatives: (1) I wish to receive all the shares subscribed by me; or (2) I wish to receive the minimum number of shares as may be necessary to keep holding my current interest in the capital stock of the Company. In case the shareholder has elected option (c)(2), it  shall be required to provide the following information in the subscription list (boletim de subscrição), so that the Company may refund the exceeding amounts (which shall be the total amount paid by the shareholder less the amount necessary to keep holding its proportional interest in the capital stock of the Company): bank, branch, account number, shareholder’s name or company name, CPF or CNPJ, its address and telephone number.

It shall not be possible to renegotiate subscription receipts of those shareholders who have exercised the subscription right other than item 14(c)(1), until the Capital Increase is duly confirmed. Thereby, the Company shall not be liable for any loss arising out of negotiation of subscription receipts, once they are subject to future and eventual conditions.

15.       Dividends: the preferred shares now issued are in all aspects identical to those existing preferred shares and shall be fully entitled to all the benefits, including dividends and possible interest on capital remuneration which may be declared upon the confirmation of the Capital Increase.

16.       Shareholders Assistance Locations: shareholders wishing to exercise their respective preemptive rights shall seek, within the subscription period, any branch of Banco Itaú Unibanco S.A., preferably one of the branches listed below, from Monday to Friday, at business hours:

Brasília

SCS Quadra 3 – Edifício D’Angela, 30, Bloco A, Sobreloja

CEP 70300-500

Centro - Brasília/DF

+55 61 3316 4850

Belo Horizonte

Avenida João Pinheiro, 195, Subsolo

Centro - Belo Horizonte/MG

CEP 30130-180

+55 31 3249 3524

Curitiba

Rua João Negrão, 65, Sobreloja

Centro - Curitiba/PR

CEP 80010-200

+55 41 3320 4128

Porto Alegre

Rua Sete de Setembro, 746, Térreo

Centro - Porto Alegre/RS

CEP 90010-190

+55 51 3210 9150

Rio Janeiro

Avenida Almirante Barroso, 52, 2º Andar

Centro - Rio de Janeiro/RJ

CEP 20031-000

+55 21 3004-8240

São Paulo

Rua Boa Vista, 176, 1º Subsolo

Centro - São Paulo/SP

CEP 01092-900

+55 11 3247 3139

Salvador

Avenida Estados Unidos, 50, 2º Andar - (Edifício Sesquicentenário)

Comércio - Salvador/BA

CEP 40020-010

+55 71 3319 8010

17.       Additional Information: additional information may be obtained from the Investors Relations Office of the Company at phone number (11) 2128-4700 or by e-mail ri@golnaweb.com.br.

São Paulo, May, 29, 2014.

Edmar Prado Lopes Neto

Financial Vice-President Officer and Investor Relations Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.